ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 16, 2019

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention:	Thomas Jones
Heather Percival

Re:	TransMedics Group, Inc. – Registration Statement on Form S-1 (File No. 333-230736)

Dear Mr. Jones and Ms. Percival,

This letter is being furnished on behalf of TransMedics Group, Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-230736) that was filed with the Securities and Exchange Commission (the “Commission”), on April 5, 2019 (as may be further amended from time to time, the “Registration Statement”).

Attached hereto as Annex A is updated disclosure to the Registration Statement that the Company is supplementally providing to the staff (the “Staff”) of the Commission.

* * * * *

Thank you for your cooperation and attention to this mater. If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 235-4824.

Sincerely,

/s/ Tara Fisher

Tara Fisher

cc:	Waleed H. Hassanein, M.D. (TransMedics Group, Inc.)

Annex A